					Exhibit 12-47

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Twelve Months Ended December 31
(Millions of Dollars)	September 30, 2013	2012	2011	2010	2009	2008
Earnings:
Pretax earnings	$587	$761	$702	$707	$604	$517
Fixed Charges	212	286	310	328	348	324
Net earnings	$799	$1,047	$1,012	$1,035	$952	$841

Fixed charges:
Interest expense	$200	$269	$287	$310	$325	$293
Adjustments	12	17	23	18	23	31
Fixed Charges	$212	$286	$310	$328	$348	$324

Ratio of earnings to fixed charges	3.77	3.66	3.26	3.16	2.74	2.60